FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2003

Commission File Number 000-28522

ASE Test Limited
(Exact name of Registrant as specified in its charter)
______________

10 West Fifth Street
Nantze Export Processing Zone
Kaoshiung, Taiwan
Republic of China
(Address of principal executive offices)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

FORM 20-F |X|	FORM 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES |_|	NO |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Not applicable

Incorporation by Reference

This Form 6-K is deemed incorporated by reference to the registrant’s registration statement on Form F-3 (Registration Number 333-12150), as declared effective by the Commission on July 13, 2000, and the related prospectus filed pursuant to Rule 424(b)(3) on July 20, 2000.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 12, 2003	ASE TEST LIMITED By: /s/ Richard Wei Name: Richard Wei Title: Chief Financial Officer

INDEX TO EXHIBITS

Item

1.	ASE Test Limited Subsidiaries Announce Unaudited Fourth-Quarter and Full Year Results for the Period ended December 31, 2002.

2.	ASE Test Limited Announces January 2003 Net Revenues.

ASE TEST LIMITED	February 12, 2003
FOR IMMEDIATE RELEASE

Contact:
Richard C. Wei, Chief Financial Officer
Tel. (US)	+1-510 687-2531
(Taiwan)	+886-2-8780-5489	email:	richard_wei@aseglobal.com

ASE Test Limited & Subsidiaries Announce Unaudited Fourth-Quarter and
Full-Year Results for the Period Ended December 31, 2002

Taipei, Taiwan, February 12, 2003 -- ASE Test Limited (Nasdaq: ASTSF), the world’s largest independent provider of semiconductor test services, today announced a fourth-quarter diluted net loss of $0.43 per share under accounting principles generally accepted in the United States (US GAAP), compared with a net loss of $0.14 per share in the year ago period and $0.08 per share in the third quarter of 2002. Under accounting principles generally accepted in the Republic of China (ROC GAAP), ASE Test Limited reported a diluted fourth quarter loss of $0.46 per share, compared with a net loss of $0.16 per share in the year ago period (4Q01) and $0.11 per share in the third quarter of 2002 (3Q02). The fourth quarter net loss amounted to $43.0 million under US GAAP and $45.6 million under ROC GAAP and included a $35.2 million non-cash impairment charge ($0.36 per share) against certain of its fixed assets.

(Note: Unless otherwise stated, all financial statement amounts used in this press release are based on ROC GAAP.)

4Q02 Results:

Revenues

Net revenues for the quarter totaled $75.2 million, up 11% from 4Q01 and down 6% from 3Q02. Test revenues accounted for 74% of total revenues during the quarter; assembly revenues made up the remaining 26%. (The terms “assembly revenues” and “packaging revenues” are used interchangeably in this press release.)

Test revenues, at $55.7 million, grew 12% from 4Q01 and fell 2% from 3Q02 (see table below). Compared with 3Q02, volume (in units of time) in the test business was flat while average selling price (ASP) per unit of time declined slightly.

Test Revenue Breakdown	Revenue Change from 3Q02	Percent of Test Revenues
Final Test—Logic	-6%	71%
Wafer Sort & Other	30%	17%
Engineering	-23%	8%
Final Test—Memory	34%	3%
Hardware	-5%	1%
Total Test	-2%	100%

Assembly revenues, at $19.4 million, increased 9% from 4Q01 but contracted 16% from 3Q02. The sequential decline was driven by an approximately 15% decrease in total pin count and an approximate 1% decline in average revenue per pin. By package type, the largest revenue declines were in LQFP and TQFP packages (see table below).

Assembly Revenue Breakdown	Revenue Change from 3Q02	Percent of Assembly Revenues
PDIP	-20%	24%
QFP/MQFP/PQFP	27%	23%
BGA	-23%	20%
TQFP/LQFP	-36%	16%
PLCC	-8%	12%
SOP/SOJ/SSOP&TSOP/Other	-29%	5%
Total Assembly	-16%	100%

The Company’s top customers in 4Q02 included Agilent Technologies, Altera, ATI Technologies, Atmel, Genesis Microchip, GlobespanVirata, Lattice Semiconductor, Legerity, LSI Logic, Motorola, NVidia, Philips, Qualcomm, Silicon Integrated Systems, and VIA Technologies. Revenues from the Company’s top five customers accounted for 33% of total revenues in 4Q02, and one customer accounted for over 10% of revenues.

The following is the Company’s estimated end market composition:

	1Q02	2Q02	3Q02	4Q02
Computers	28%	30%	33%	34%
Communications	30%	33%	31%	31%
Consumer & Automotive	32%	28%	26%	25%
Industrial	4%	6%	6%	5%
Other	6%	3%	4%	5%

Expenses

Cost of revenues (COR) in 4Q02 totaled $69.7 million, up 5% from 4Q01 and down 5% from 3Q02. Higher raw material costs, wages, and depreciation expenses accounted for the majority of the year-over-year increase. Sequentially, reductions in most expense categories due to lower revenues contributed towards the decline in COR. The depreciation component ($34 million) of COR represented 45.4% of revenues in 4Q02, compared with 49.2% of revenues in 4Q01 and 44.7% in 3Q02.

Gross margin for the quarter was 7.2%, an improvement from 1.3% in the year ago quarter but a slight decline from 8.0% in 3Q02. By segment, gross margin for the test business was in the positive high-single-digit range, an improvement from the negative low-single-digit range in 4Q01 and flat compared with 3Q02. For the assembly segment, gross margin was in the low-single-digit range, compared with high-single-digit range in 4Q01 and mid-single-digit range in 3Q02.

In 4Q02, the Company decided to take a $35.2 million non-cash impairment charge against some of its test equipment to reflect the decline in economic values of these pieces of equipment. As a result, operating expenses in 4Q02 totaled $50.9 million. Excluding the asset impairment charge, operating expenses increased by 16% year-over-year and contracted by 3% sequentially. Company-wide headcount at the end of 4Q02 was flat compared to 3Q02.

Operating margin was negative 60.5% in 4Q02 (negative 13.6% excluding asset impairment charge), compared with negative 18.7% in 4Q01 and negative 12.2% in 3Q02.

Net non-operating expenses totaled $2.0 million in 4Q02, compared with non-operating expenses of $3.3 million in 4Q01 and $3.9 million in 3Q02. Investment income, arising from the Company’s equity ownership in affiliated companies, totaled $1.9 million in 4Q02 compared with a loss of $0.6 million in 4Q01 and income of $0.8 million in 3Q02.

Earnings

Net loss under US GAAP was $43.0 million in 4Q02, compared with a net loss of $13.1 million in the year-ago period and a net loss of $8.0 million in 3Q02. The net loss under ROC GAAP was $45.6 million, versus a net loss of $15.4 million in the year-ago period and a net loss of $10.9 million in 3Q02. The ROC GAAP to US GAAP reconciliation difference primarily relates to positive adjustments of $0.6 million for stock compensation and $2.4 million related to goodwill amortization.

Diluted EPS in 4Q02 under US GAAP was a loss of $0.43, versus a loss of $0.14 a year ago and a loss of $0.08 in the third quarter. Diluted EPS under ROC GAAP amounted to a loss of $0.46, compared with a loss of $0.16 in 4Q01 and a loss of $0.11 in 3Q02.

EBITDA (not a ROC GAAP or US GAAP term) in 4Q02 totaled $28.4 million, compared with $25.7 million in the year-ago period and $29.5 million in 3Q02.

Balance Sheet

At the end of the quarter, the Company had $121 million in cash and short-term investments and $95 million in unused lines of credit. Total debt was $324 million and comprised of $73 million in short-term debt and $251 million in long-term debt and convertible bonds. The Company’s current ratio at the end of 4Q02 was 1.54, and its debt-to-equity ratio was 0.60. Interest coverage was 7.0 times.

The Company’s debt maturity, as of the end of 4Q02, was as follows:

Amount ($ million)
Within the current year	73
During the second year	222
During the third year	17
During the fourth year	10
During the fifth year and thereafter	2

Of the $73 million debt that is to mature within the current year, $54 million is revolving in nature. Of the $222 million debt that is to mature within the second year, $199 million is convertible bonds.

2002 Full Year Results:

Revenues

The Company’s full year revenues totaled $302.0 million, up 1% from $298.5 million in 2001. Test revenues accounted for 71% of total revenues, while assembly revenues accounted for the remaining 29%. Top customers in 2002 included Agilent Technologies, Altera, ATI Technologies, Atmel, DSP, ESS Technology, Genesis Microchip, Legerity, LSI Logic, Marvell, Motorola, NVidia, Silicon Integrated Systems, and VIA Technologies. One customer accounted for over 10% of revenues.

Expenses

Cost of revenues grew by 6% in 2002, most of which came from higher raw material and depreciation expenses. These increases were slightly offset by reductions in labor expense and other factory expenses. Gross margin was 7.1%, compared with 11.1% in 2001.

Operating expenses in 2002 were higher by $40 million, primarily as a result of the fixed asset impairment charge recorded in 4Q02 and higher amortization expense.

Net non-operating expenses totaled $15.6 million, a slight decline from $17.7 million in 2001. This was primarily attributable to lower losses from our affiliates slightly offset by higher foreign exchange losses.

Earnings

Net loss under US GAAP was $73.3 million in 2002, compared with a net loss of $72.9 million in 2001. The net loss under ROC GAAP was $81.3 million, versus a net loss of $45.8 million in 2001.

Capital Expenditures

In 2002, the Company spent $124 million on fixed assets, with $103 million on test equipment, $15 million on assembly equipment, and $6 million on buildings and other infrastructure projects. At the end of the year, the Company had 689 testers and 391 wirebonders installed.

Business Outlook:

Based on current customer forecasts, the Company presently expects its first quarter 2003 revenues to be flat compared with 4Q02. The Company estimates its gross margin should improve from 7.2% in 4Q02 to slightly above 10% in 1Q03.

Non-Operating Items and US GAAP Adjustments

Given that the first quarter is typically a weaker quarter, the Company expects the same seasonality factor to affect the affiliated companies in which it holds equity interest. Its investment income in 1Q03 should therefore decline slightly from 4Q02’s level.

Under ROC GAAP, the Company will continue to amortize its goodwill and, as such, a positive adjustment of approximately $2.6 million is expected in its 1Q03 US GAAP financial statement. Additionally, the Company believes that it will accrue stock bonus related compensation expense of $1 million under US GAAP in 1Q03.

Capital Expenditures

Given the continued uncertainty in the industry, the Company tentatively estimates its 2003 capital spending to be approximately $150 million. This level of spending will be adjusted based on actual business conditions.

ASE Test Limited Consolidated Statements of Income (US$ thousands, except percentages and per share data) (unaudited)
	For the Three Months Ended Dec. 31, 2001	For the Three Months Ended Sep. 30, 2002	For the Three Months Ended Dec. 31, 2002
ROC GAAP: Net revenues	$67,426	$80,123	$75,167
Cost of revenues	66,545	73,721	69,717
Gross profit	881	6,402	5,450
Operating expense
R&D	3,882	5,057	4,504
SG&A	9,625	11,135	11,189
Impairment of assets	0	0	35,207
Subtotal	13,507	16,192	50,900
Operating income/(loss)	(12,626)	(9,790)	(45,450)
Non-operating expense (income)
Interest income	(1,069)	(336)	(364)
Interest expense	4,359	4,068	4,311
Others	48	185	(1,996)
Subtotal	3,338	3,917	1,951
Income/(loss) before tax and minority interest	(15,964)	(13,707)	(47,401)
Income tax expense/(benefit)	975	(2,828)	(1,764)
Minority interest	(1,574)	0	0
Net income/(loss) (ROC GAAP)	$(15,365)	$(10,879)	$(45,637)
Net income/(loss) (US GAAP)	$(13,073)	$(7,998)	$(43,012)

Diluted EPS (ROC GAAP)	$(0.16)	$(0.11)	$(0.46)
Diluted EPS (US GAAP)	$(0.14)	$(0.08)	$(0.43)

Margin Analysis:
Gross margin	1.3%	8.0%	7.2%
Operating margin	-18.7%	-12.2%	-60.5%
Net margin (ROC GAAP)	-22.8%	-13.6%	-60.7%
Net margin (US GAAP)	-19.4%	-10.0%	-57.2%

Additional Data:
Testing revenue	$49,663	$56,925	$55,745
Assembly revenue	17,763	23,199	19,422
EBITDA	25,738	29,493	28,427
Shares outstanding	96,647,199	99,067,790	99,067,790
Shares used in diluted EPS calculation	96,485,193	99,067,790	99,067,790

	For the Year Ended Dec. 31, 2001	For the Year Ended Dec. 31, 2002
ROC GAAP: Net revenues	$298,466	$301,962
Cost of revenues	265,271	280,573
Gross profit	33,195	21,389
Operating expense
R&D	14,397	18,342
SG&A	42,865	43,801
Impairment of assets	0	35,207
Subtotal	57,262	97,350
Operating income/(loss)	(24,067)	(75,961)

Non-operating expense (income)
Interest income	(5,246)	(2,291)
Interest expense	19,029	16,687
Others	3,914	1,154
Subtotal	17,697	15,550
Income/(loss) before tax and minority interest	(41,764)	(91,511)
Income tax expense/(benefit)	6,522	(10,243)
Minority interest	(2,527)	0
Net income/(loss) (ROC GAAP)	$(45,759)	$(81,268)
Net income/(loss) (US GAAP)	$(72,928)	$(73,325)

Diluted EPS (ROC GAAP)	$(0.48)	$(0.82)
Diluted EPS (US GAAP)	$(0.77)	$(0.74)

Margin Analysis:
Gross margin	11.1%	7.1%
Operating margin	-8.1%	-25.2%
Net margin (ROC GAAP)	-15.3%	-26.9%
Net margin (US GAAP)	-24.4%	-24.3%

Additional Data:
Testing revenue	$223,193	$214,331
Assembly revenue	75,273	87,631

EBITDA	128,692	116,129
Shares outstanding	96,647,199	99,067,790
Shares used in diluted EPS calculation	94,921,412	98,600,205

ASE Test Limited Consolidated Balance Sheet As of December 31, 2002 (US$ thousands) (unaudited)
Cash and cash equivalents	$118,828	Short-term borrowings	$44,000
Short-term investments	2,500	Accounts payable	18,435
Accounts receivable	58,631	Payable for fixed assets	27,139
Inventories	13,059	Current portion of LT debt	28,604
Other current assets	10,107	Other current liabilities	13,392
Total current assets	203,125	Total current liabilities	131,570

		Long-term debt	52,419
Long-term investments	93,702	Convertible bonds	198,973
Net fixed assets	531,496	Other liabilities	4,599
Consolidated debits	72,322	Total liabilities	387,561
Other assets	25,854	Shareholders’ equity	538,938
Total assets	$926,499	Total liabilities & shareholders’ equity	$926,499

ASE Test Limited is the world’s largest independent provider of semiconductor testing services. ASE Test provides customers with a complete range of semiconductor testing service, including front-end engineering testing, wafer probing, final production testing of packaged semiconductors and other test-related services. ASE Test has been quoted on Nasdaq since 1996 under the symbol “ASTSF”.

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry, demand for the outsourced semiconductor testing and assembly services we offer and for such outsourced services generally, our ability to maintain a high capacity utilization rate relative to our fixed costs, competition in our industry, and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on June 28, 2002.

Item 2

ASE TEST LIMITED	February 12, 2003
FOR IMMEDIATE RELEASE

Contact: Richard C. Wei, Chief Financial Officer
US Tel.	(510) 687-2531	email:	richard_wei@aseglobal.com
Asia Tel.	+886-2-8780-5489

ASE TEST LIMITED ANNOUNCES JANUARY 2003 REVENUES

TAIPEI, TAIWAN, R.O.C., FEBRUARY 12, 2003 — ASE Test Limited (Nasdaq: ASTSF) today announces that its unaudited consolidated January 2003 net revenues were US$24.6 million. Compared to prior periods, the January figure represented growth of 10% year-over-year and 3% sequentially.

CONSOLIDATED MONTHLY NET REVENUES (UNAUDITED)

(US$000)	January 2002	December 2002	January 2003	YoY Change	Sequential Change
Net Revenues	22,431	23,917	24,590	10%	3%

HISTORICAL CONSOLIDATED MONTHLY NET REVENUES (UNAUDITED)